UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            River Capital Group, Inc.
                            -------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    768035107
                                    ---------
                                 (CUSIP Number)

                            William E. McDonnell, Jr.
                             The Longview Fund, L.P.
                        600 Montgomery Street, 44th Floor
                             San Francisco, CA 94111
                                 (415) 981-5300
                                 --------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 3, 2007
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      The Longview Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
 REPORTING
   PERSON                     22,285,614
    WITH                --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              22,285,614
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      22,285,614
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      57.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in the Securities Exchange and Additional Note Purchase Agreement, between the Issuer and The Longview Fund, L.P., dated August 3, 2007 (the "Exchange Agreement"), filed with the Securities and Exchange Commission (the "SEC") as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Longview Fund International, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
 REPORTING
   PERSON                     3,390,660
    WITH                --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              3,390,660
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,390,660
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in the Exchange Agreement between the Issuer and The Longview Fund, L.P., dated August 3, 2007, filed with the SEC as
      Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Viking Asset Management, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
 REPORTING
   PERSON                     25,676,274
    WITH                --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in the Exchange Agreement between the Issuer and The Longview Fund, L.P., dated August 3, 2007, filed with the SEC as
      Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Viking Asset Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
 REPORTING
   PERSON                     25,676,274
    WITH                --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in the Exchange Agreement between the Issuer and The Longview Fund, L.P., dated August 3, 2007, filed with the SEC as
      Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Peter Benz
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)|X|
      (b)|_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF             7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  0
  OWNED BY              --------------------------------------------------------
    EACH                8     SHARED VOTING POWER
 REPORTING
   PERSON                     25,676,274
    WITH                --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                              0
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              25,676,274
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,676,274
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      66.6%(1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Based on 38,552,749 outstanding shares of the common stock of Issuer, as disclosed by the Issuer in the Exchange Agreement between the Issuer and The Longview Fund, L.P., dated August 3, 2007, filed with the SEC as
      Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007.

This Amendment No. 2 (this "Amendment No. 2") amends and supplements the
Schedule 13D filed on February 1, 2007 and amended by Amendment No. 1 thereto filed on July 23, 2007 (such Amendment, "Amendment No. 1"; and Schedule 13D, as amended by Amendment No. 1, the "Schedule 13D"), with respect to shares of Common Stock, $0.001 par value (the "Common Stock"), of River Capital Group Inc., a Delaware corporation (the "Issuer"), beneficially owned by Peter Benz ("Benz"), The Longview Fund, L.P., a California limited partnership ("Longview"), Longview Fund International, Ltd., a British Virgin Islands international business company ("LFI"), Viking Asset Management Ltd., a British Virgin Islands international business company ("Longview GP"), and Viking Asset Management, LLC, a California limited liability company ("Viking IA", and together with Longview and Longview GP, the "Reporting Entities"; and the Reporting Entities and Benz collectively, the "Reporting Persons").

This Amendment No. 2 is being filed to update the Schedule 13D in light of certain recent events. Except as specifically amended by this Amendment No. 2, the Schedule 13D the remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended by adding the following after the last paragraph:

      On August 3, 2007, Sonterra completed the acquisition (the "Cinco Acquisition") of certain oil and gas assets from Cinco Natural Resources Corporation ("Cinco") and entered into a definitive purchase and sale agreement to acquire certain oil and gas assets the ("Flash Acquisition") from Flash Gas & Oil Southwest, Inc. ("Flash"). Pursuant to the Sonterra Agreement, to finance the Cinco Acquisition by Sonterra, Longview purchased 333 shares of Sonterra's common stock ("Sonterra Common Stock"), a promissory note of Sonterra in the principal amount of $5,990,010 (the "Sonterra Equity Note") and a warrant to purchase 50 shares of Sonterra Common Stock (the "Sonterra Warrant"). Longview has also agreed, subject to certain conditions in the Sonterra Agreement, to purchase an additional promissory note of Sonterra in the principal amount of $2,000,000 (any such note, if issued, the "Sonterra Non-Equity Note") to finance the Flash Acquisition.

      Also on August 3, 2007, the Issuer and Longview entered into a Securities Exchange and Additional Note Purchase Agreement (the "Exchange Agreement"), which generally reflects the material terms of the Exchange LOI and provides for, among other things, the exchange of the Sonterra Equity Note, the Sonterra Warrant and the Sonterra Non-Equity Note (if any is issued) for securities of the Issuer. The Exchange Agreement is further described below in Item 4.

      The Exchange Agreement and Longview's acquisition of Sonterra securities are further described below in Item 4. Longview expects to fund its acquisitions of securities of the Issuer, as contemplated by the Exchange Agreement, from its general working capital and the exchange of the Sonterra securities as further described below in Item 4.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by deleting the caption "Reporting Persons" and the paragraph following such caption, and by adding the following after the last paragraph of Item 4:

      On August 3, 2007, the Issuer and Longview entered into the Exchange Agreement, which reflects the material terms of the Exchange LOI. The Issuer's entry into the Exchange Agreement was unanimously approved by its directors, none of whom is affiliated with, a designee of, or appointed by Longview or by Viking IA.

      Pursuant to and subject to the conditions of the Exchange Agreement, the Issuer has agreed to acquire all of the issued and outstanding equity and debt securities of Sonterra in exchange for securities of the Issuer, as described below. Sonterra is presently wholly owned by Longview, which also owns all of the outstanding debt securities of Sonterra.

      At the closing of the exchange of securities pursuant to the Exchange Agreement (the "Exchange") and subject to the conditions in the Exchange Agreement, Longview will exchange its 333 shares of Sonterra Common Stock, the Sonterra Warrant and the Sonterra Equity Note for (i) 218,465,578 shares (subject to adjustment as described below) of common stock of the Issuer, par value $0.001 per share (the "Common Stock") (such shares being the "New RCGI Common Shares") and (ii) a warrant to purchase 49,586,777 shares (also subject to adjustment as described below) of the Common Stock (the "RCGI Warrant"). As provided in the Exchange LOI, the New RCGI Common Shares are intended to constitute 85% of the outstanding Common Stock immediately after consummation of the Exchange. In addition, Longview will exchange any Sonterra Non-Equity Note for a senior secured note of the Issuer (the "Initial RCGI Note") having an equal principal amount as the Sonterra Non-Equity Note. The Sonterra Warrant, the Sonterra Equity Note and any Sonterra Non-Equity Note issued by Sonterra will be cancelled upon consummation of the Exchange.

      The RCGI Warrant will have a term of 5 years and will have an Exercise Price equal to 110% of the quotient obtained by dividing $6,000,000 by the number of New RCGI Common Shares issued to Longview in the Exchange. The RCGI Warrant will be exercisable into a number of shares of Common Stock equal to the quotient obtained by dividing $1,500,000 by the Exercise Price. The authorized Common Stock consists of 50,000,000 shares, and the number of New RCGI Common Shares to be issued in the Exchange and the number of shares of Common Stock to be issuable upon exercise of the RCGI Warrant will each be adjusted to reflect a reverse stock split to be effected by the Issuer prior to the Exchange, as described below.

      Upon consummation of the Exchange (i) Sonterra will become a wholly-owned subsidiary of the Issuer, (ii) Longview's and LFI's aggregate beneficial ownership of the Common Stock, including the shares of Common Stock underlying the RCGI Warrant, will increase to approximately 90% and (iii) Issuer will be indebted to Longview in an amount equal to the aggregate principal amount (if any) of the Initial RCGI Note.

      The Exchange Agreement also provides that the Issuer will have the right, subject to various conditions, to require Longview to purchase additional senior secured notes in principal amounts that, together with the Initial RCGI Note, may not exceed $10,000,000 in the aggregate (the Initial RCGI Note and such additional notes being, together, the "RCGI Notes") or $2,000,000 in any fiscal quarter. Issuer's right to require Longview to purchase additional RCGI Notes will be subject, among other conditions, to Issuer being in compliance with its ongoing obligations under the Exchange Agreement and the covenants to be set forth in the RCGI Notes. The RCGI Notes will mature on August 31, 2010 and will bear interest at a rate per annum equal to the 3-month Libor Rate, as in effect from time to time, plus 8.25%. Proceeds of the issuance of RCGI Notes may be used by the Issuer for working capital. Under the Exchange Agreement and the RCGI Notes, the Issuer will be subject to certain covenants, including restrictions on incurring additional indebtedness, issuing equity securities, granting or incurring liens, transactions with affiliates and entering into mergers, consolidations and sales of assets. The RCGI Notes will also require that the Issuer comply with certain financial covenants, including (i) receipt of specified minimum revenues per fiscal quarter from the sale of hydrocarbons and provision of related services, (ii) maintenance of specified levels of proved oil and gas reserves, and (iii) maintenance of specified ratios of proved oil and gas reserves to the aggregate outstanding principal amount of RCGI Notes. A breach of these covenants would obligate the Issuer to repay a portion of the principal amount of the RCGI Notes prior to the scheduled maturity date of such notes. The Exchange Agreement also provides that from the date of the Exchange until the later of the second anniversary of the Exchange and 60 days after the date on which no RCGI Notes remain outstanding, Longview will have the right to purchase up to 50% of all debt, equity and/or equity-linked financings of the Issuer, subject to customary exceptions.

      The Sonterra Equity Note is, and any Sonterra Non-Equity Note will be, secured by a security interest in all of the assets of Sonterra, including a mortgage of the oil and gas interests acquired in the Cinco Acquisition, and the security interest and mortgage will be extended to the properties and assets to be acquired from Flash upon the closing of the Flash Acquisition. The RCGI Notes will secured by a first-priority blanket lien on all assets of the Issuer and its subsidiaries, including Sonterra, and by a pledge of the shares of all of the Issuer's subsidiaries after the closing of the Exchange, including Sonterra, but excluding the shares of the Insurance Subsidiaries and the assets of the Insurance Subsidiaries. To grant this lien, at the closing of the Exchange, the Issuer will execute a joinder agreement pursuant to which the Issuer will become a party to the existing security agreement, as amended, between Viking IA, as collateral agent (the "Collateral Agent"), and Sonterra. The Issuer will also enter into a Pledge Agreement with the Collateral Agent, pursuant to which it will pledge the Sonterra Common Stock and the shares of any other subsidiaries (excluding the Insurance Subsidiaries) and will pledge its U.S. bank accounts to the Collateral Agent pursuant to one or more Deposit Account Control Agreements to be entered into among Sonterra, the Issuer, the Collateral Agent and the depositary banks. In addition, the Issuer will guaranty all of Sonterra's obligations to Longview and Sonterra will guaranty all of the Issuer's obligations to Longview. The Exchange Agreement also requires that the Issuer divest the Insurance Subsidiaries as soon as practicable after the Exchange.

      The Exchange Agreement also provides that the Issuer will enter into an employment agreement with each of Michael J. Pawelek, Wayne A. Psencik and Sherry L. Spurlock (the "Principals"), who are currently the executive officers of Sonterra. Under the employment agreements, Messrs. Pawelek and Psencik and Ms. Spurlock will be employed as Chief Executive Officer, Vice President-Operations and Chief Financial Officer of the Issuer, respectively, at initial salaries of $200,000, $180,000 and $120,000, respectively. Each such employment will have an initial term of two years and will thereafter be automatically renewed for additional terms of one year each unless the Issuer or the relevant Principal elects not to renew the agreement on at least 90 days notice to the other party to the agreement. Issuer has also agreed to adopt a new stock option plan (the "2007 Option Plan") pursuant to which the Principals will receive options to acquire a total of 51,403,665 shares of Common Stock (subject to adjustment for the reverse stock split to be effected by Issuer), representing 20% of the Common Stock to be outstanding after the Exchange, as provided in the Exchange LOI. One-third of the options under the 2007 Stock Option Plan will be allocated to each Principal. One-third of the options will have an exercise price equal to the fair value of the Common Stock on the date of closing of the Exchange, but not less than the exercise price of the RCGI Warrant (the "Initial Exercise Price"), one-third will have an exercise price equal to 130% of the Initial Exercise Price, and one-third will have an exercise price equal to 150% of the Initial Exercise Price. Each of the options will vest and become exercisable in three equal installments.

      The New RCGI Common Shares issued to Longview and the Common Stock reserved for issuance upon exercise of the RCGI Warrant and options under the 2007 Option Plan amount to substantially more shares than the 50,000,000 shares of Common Stock presently authorized under the Issuer's Certificate of Incorporation, as amended (the "RCGI Charter"). Subject to stockholder approval, the Exchange Agreement provides that the Issuer will amend the RCGI Charter to effect a reverse stock split to enable the Issuer to validly issue the New RCGI Common Shares and the Common Stock issuable under the RCGI Warrant and the 2007 Option Plan. The reverse stock split will be effected at a ratio of between 1 for 5 and 1 for 20, with the exact ratio to be determined by the Issuer's board of directors, subject to approval by Longview. Cash in lieu of fractional shares will not be paid and fractional shares will not be issued in the reverse stock split. Instead, all fractional shares resulting from the reverse stock split will be rounded up to the next whole share. It is expected that the amendment to the RCGI Charter effecting the reverse stock split will be approved by written consent of Longview and LFI, and one or more additional significant stockholders of the Issuer without convening a meeting of stockholders of the Issuer. It is also expected that the RCGI Charter will be amended to change the Issuer's name to "Sonterra Resources, Inc.," and that, upon consummation of the Exchange, additional persons (who may include one or more of the Principals) will be appointed to the Issuer's board of directors and that such additional board members will constitute a majority of the board. Under the rules of the SEC, prior to the effectiveness of the actions to be effected by majority stockholder consent and the appointment of the new directors, the Issuer is required to distribute an information statement to holders of Common Stock with respect to these matters.

      In addition, the Issuer and Longview will enter into a registration rights agreement which will require the Issuer to file within 30 days of the Exchange a registration statement to register the shares of Common Stock underlying the RCGI Warrant. The registration statement would be required to become effective within 120 days of the Exchange. Longview will also have piggyback and demand registration rights with respect to the shares of Common Stock acquired in the Exchange, the Common Stock owned by Longview prior to the Exchange, and the shares underlying the RCGI Warrants. The deadlines for filing and effectiveness of registration statements may be extended under certain circumstances specified in the Registration Rights Agreement.

      The Exchange Agreement also contains representations, warranties and covenants of a type customarily included in agreements relating to transactions of the type contemplated by the Exchange Agreement. Consummation of the Exchange is subject to certain conditions set forth in the Exchange Agreement, including
(i) the continued accuracy of Sonterra's and Longview's representations and warranties in the Sonterra Agreement and their performance of their respective obligations thereunder, (ii) the continued accuracy of the Issuer's and Longview's representations and warranties in the Exchange Agreement and their performance of their respective obligations thereunder, (iii) approval of the reverse stock split by the Issuer's stockholders, (v) the filing of the required amendments to the RCGI Charter, and (iv) distribution of the information statement described above to the holders of the Common Stock.

      The descriptions set forth above of the Initial Proposal, Exchange LOI, Exchange Agreement, the Security Agreement, as amended, between Sonterra and the Collateral Agent, the mortgage given by Sonterra to the Collateral Agent, the Joinder Agreement to be entered into by the Issuer, the Guaranty to be issued by Sonterra, the Pledge Agreement and the Deposit Account Control Agreements to be entered into by the Issuer, the RCGI Warrant, the RCGI Notes, the Registration Rights Agreement to be entered into between the Issuer and Longview, the employment agreements to be entered into with the Principals, and the 2007 Option Plan and related option agreement under the 2007 Option Plan are qualified in each case, in their entirety, by reference to the complete texts of such agreements, which have been (or forms of which have been) incorporated by reference as exhibits to the Schedule 13D or this Amendment No. 2.

      Reporting Persons

      Except as otherwise provided herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no current intention of engaging in any of the events set forth in Items 4(a) through (j) of form
Schedule 13D. Although no Reporting Person has any specific plan or proposal to purchase or sell shares of Common Stock (except as set forth herein, in the Schedule 13D, or in an exhibit hereto or thereto), depending on various factors, including, without limitation, the Issuer's financial position and business strategy, price levels of shares of Common Stock, conditions in the securities market and general economic and industry conditions, each of the Reporting Persons may, acting either jointly or independently with respect to any other Reporting Person, take such actions with respect to its investment in the Issuer, if any, as it deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or engaging in hedging or similar transactions with respect to Common Stock in the ordinary course of its business.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:


Exhibit     Description
-------     --------------------------------------------------------------------

99.5 Securities Exchange and Additional Note Purchase Agreement, dated as of August 3, 2007, by and between the Issuer and The Longview Fund, L.P. ("Longview") (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.6 Security Agreement, dated as of July 9, 2007, between Sonterra Resources, Inc. ("Sonterra") and Viking Asset Management, LLC as Collateral Agent (the "Collateral Agent") (filed as Exhibit 10.3 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.7 First Amendment to Security Agreement, dated as of August 3, 2007, between Sonterra and Collateral Agent (filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.8 Mortgage dated August 3, 2007 from Sonterra to Collateral Agent (filed as Exhibit 10.5 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.9        Form of Joinder Agreement to Security Agreement (filed as Exhibit
            10.6 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.10       Form of Guaranty from Sonterra to Collateral Agent (filed as Exhibit
            10.7 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.11 Form of Pledge Agreement between the Issuer and the Collateral Agent (filed as Exhibit 10.8 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.12 Form of Account Control Agreement among the Issuer, depositary bank and the Collateral Agent (filed as Exhibit 10.9 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.13 Form of Issuer Warrant (filed as Exhibit 10.10 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.14 Form of Issuer Note (filed as Exhibit 10.11 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.15 Form of Registration Rights Agreement between the Issuer and Longview (filed as Exhibit 10.12 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).

99.16 Form of Employment Agreement between the Issuer and Michael Pawelek (filed as Exhibit 10.13 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.17       Form of Employment between Issuer and Wayne Psencik (filed as
            Exhibit 10.14 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.18 Form of Employment Agreement between Issuer and Sherry Spurlock (filed as Exhibit 10.15 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.19 Issuer's 2007 Stock Option Plan (filed as Exhibit 10.16 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).
99.20 Form of Stock Option Agreement for Employees under Issuer's 2007 Stock Option Plan (filed as Exhibit 10.17 to the Issuer's Current Report on Form 8-K dated August 3, 2007 and incorporated herein by reference).

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this __ day of August, 2007


                                        THE LONGVIEW FUND, L.P.

                                        By: Viking Asset Management, LLC
                                            its Investment Adviser

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management, LLC


                                        LONGVIEW FUND INTERNATIONAL, LTD.

                                        By: Viking Asset Management, LLC
                                            its Sub-Investment Manager

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management, LLC


                                        VIKING ASSET MANAGEMENT, LLC

                                        By: /s/ S. Michael Rudolph
                                            ------------------------------------
                                            S. Michael Rudolph, CFO of Viking
                                            Asset Management, LLC


                                        VIKING ASSET MANAGEMENT, LTD.

                                        By: /s/ Anthony L. M. Inder-Rieden
                                            ------------------------------------
                                            Anthony L. M. Inder-Rieden, Director
                                            and authorized signatory

                                        /s/ Peter Benz
                                        ------------------------------------
                                            Peter Benz